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                              October 16, 2020

       Scott Hutton
       President and Chief Executive Officer
       Biodesix, Inc.
       2970 Wilderness Place, Suite 100
       Boulder, CO 80301

                                                        Re: Biodesix, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 14,
2020
                                                            File No. 333-249260

       Dear Mr. Hutton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed October 14, 2020

       Preliminary Results for the Third Quarter, page 5

   1.                                                   Please address the
following:
                                                            We note that you
present the results for the nine-month period ended September 30,
                                                            2020. Please also
revise to present the results for the three-month period, including a similar breakdown
between diagnostic test revenue and service revenue. Discuss any material trends in
the third quarter preliminary results as compared to the second quarter reported
results. In addition, please note that when a range is presented rather than a specific
number, the range should be sufficiently narrow to be meaningful.
                                                            Refer to Item 10(b)
of Regulation S-K;
                                                            Please revise to
balance your preliminary revenue information by presenting other measures of your
performance such as operating expenses and net income (loss). To
 Scott Hutton
Biodesix, Inc.
October 16, 2020
Page 2
              the extent this information is unavailable and you are unable to provide meaningful ranges, then please indicate this circumstance in your response and revise the prospectus to provide qualitative disclosure, as applicable, to provide investors with an understanding of whether you have experienced any positive or negative trends in these areas during the three and nine month periods; and
                We note your statement that your actual results for the nine months ended
              September 30, 2020 may    differ materially    from your
preliminary estimates, which
              at this point is limited to revenue estimates. Please remove this disclaimer, or explain to us why this disclaimer is appropriate in the context of the estimates you present.
Material Agreements, page 155

2. We refer to Exhibits 10.29 to 10.32 and comment 15 from our comment letter dated
         September 9, 2020. Please revise to describe each of your material contracts with Bio-
         Rad concerning COVID-19 testing.
       You may contact David Burton at (202) 551-3626 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameScott Hutton                                  Sincerely,
Comapany NameBiodesix, Inc.
                                                                Division of
Corporation Finance
October 16, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName